Exhibit 11.1

AETHER SYSTEMS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

	Computation of Earnings per Common Share
	Three Months Ended September 30, 2002			Three Months Ended September 30, 2001
	Net Loss	Shares	Per Share	Net Loss	Shares	Per Share
	(in thousands, except per share data)

BASIC EPS
Net loss available to common shareholders	$(226,212)	42,097	$(5.37)	$(243,379)	40,694	$(5.98)
EFFECT OF DILUTIVE SHARES
Stock options	—	—	—	—	—	—
DILUTIVE EPS(1)
Net loss available to common shareholders	$(226,212)	42,097	$(5.37)	$(243,379)	40,694	$(5.98)

	Computation of Earnings per Common Share
	Nine Months Ended Sept ember 30, 2002			Nine Months Ended September 30, 2001
	Net Loss	Shares	Per Share	Net Loss	Shares	Per Share
	(in thousands, except per share data)

BASIC EPS
Net loss available to common shareholders	$(301,301)	42,082	$(7.16)	$(1,547,320)	40,561	$(38.15)
EFFECT OF DILUTIVE SHARES
Stock options	—	—	—	—	—	—
DILUTIVE EPS(1)
Net loss available to common shareholders	$(301,301)	42,082	$(7.16)	$(1,547,320)	40,561	$(38.15)

(1)                                  Options and warrants to purchase approximately 6,640,566 million and 6,530,018 million shares of common stock were outstanding at September 30, 2002 and 2001, respectively, and were not included in the computation of pro forma diluted earnings per share because the effect would have been antidilutive. Also, approximately 788,772 shares of restricted stock included under the restricted stock plan were unexercised at September 30, 2002. Additionally, effective March 22, 2000, the Company issued $310.5 million of 6% convertible subordinated notes due 2005, which are convertible at a price of $243.95 (or 4.0992 shares per $1,000 principal amount of notes, subject to adjustment). At September 30, 2002, $207.3 million of these notes remained outstanding. These notes were not considered in the calculation of the pro forma diluted earnings per share because the effect would have been antidilutive.